Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
BioCardia, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-1, of BioCardia, Inc. of our report dated March 27, 2024, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to the consolidated balance sheets of BioCardia, Inc. as of December 31, 2023 and 2022, the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes, which report appears in the December 31, 2023 annual report on Form 10-K of BioCardia, Inc. We also consent to the reference to us under the heading “Experts” in such registration statement.

/s/PKF San Diego, LLP

San Diego, California

August 9, 2024